UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE

268th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 268th Meeting of the Board of Directors held on May 06, 2015 the following matters were resolved:

I.	Approval: Election of the Chairman and Vice-Chairman of the Board of Directors;
II.	Approval: Nomination of the members of Advisory Committees of the Board of Directors;
III.

Approval and Vote Recommendation: Election of CPFL Energia’s Board of Executive Officers and designation of the subsidiaries’ Management. The members of the CPFL Energia’s Board of Executive Officers, for term of office of two (2) years, are the following: CHIEF EXECUTIVE OFFICER – Wilson P. Ferreira Junior; CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER – Gustavo Estrella; CHIEF REGULATED OPERATIONS OFFICER – Luís Henrique Ferreira Pinto; CHIEF MARKET OPERATIONS OFFICER – Karin Regina Luchesi; CHIEF LEGAL AND INSTITUTIONAL RELATIONS OFFICER – Luiz Eduardo Fróes do Amaral Osorio; CHIEF PLANNING AND BUSINESS MANAGEMENT OFFICER – Wagner Schneider de Freitas; and CHIEF BUSINESS DEVELOPMENT OFFICER – Carlos da Costa Parcias Júnior;

IV.	Approval: Provision of tenancy, maintenance and operating services of power energy generation plant for Alpargatas S.A. (CPFL Brasil);
V.	Consideration of Interim Financial Statements (Quarterly Information form - ITR) for the first quarter of 2015 (CPFL Energia and CPFL Renováveis); and
VI.	Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, May 06, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.